UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULE 13D-1(A) AND
                AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 1)


                                CRDENTIA CORP.
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                               (Name of Issuer)


                        Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                  225235  10  0
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                                 (CUSIP Number)


                                 James D. Durham
                         455 Market Street, Suite 1220
                         San Francisco, CA 94105-2441
                                 (415) 543-1535
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No. 225235  10  0
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 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       James D. Durham
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS

       PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                 7     SOLE VOTING POWER

                       800,000
NUMBER OF        ---------------------------------------------------------------
SHARES           8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY               1,200,000
EACH             ---------------------------------------------------------------
REPORTING        9     SOLE DISPOSITIVE POWER
PERSON
WITH                   800,000
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       1,200,000
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,000,000
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
       CERTAIN SHARES
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.18%
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 14    TYPE OF REPORTING PERSON

       IN
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

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.


Item 1.  Security and Issuer.

     This Schedule relates to the common stock, par value $0.0001 per share (the "Common Stock" or the "Shares"), of Crdentia Corp., a Delaware corporation (the "Issuer" or the "Corporation"). The principal executive offices of the Corporation are located at 455 Market Street, Suite 1220, San Francisco, California 94105-2441. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person (as defined below) is based on 10,998,166 Shares outstanding, which is the total number of shares of Common Stock outstanding as of May 9, 2003, as reflected in the Corporation's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission ("Commission") on May 13, 2003. Unless otherwise indicated, the holdings reported herein are as of the close of business on May 15, 2003.


Item 2.  Identity and Background.

   (a) Name of person filing this Schedule: James D. Durham ("Reporting Person")

   (b) Reporting Person's Address:          c/o Crdentia Corp.
                                            455 Market Street, Suite 1220
                                            San Francisco, California 94105-2441

   (c) Reporting Person's
       present occupation:                  Chairman of the Board and
                                            Chief Executive Officer and
                                            President of the Corporation

                                            c/o Crdentia Corp.
                                            455 Market Street, Suite 1220
                                            San Francisco, California 94105-2441

   (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   (f) The Reporting Person is a citizen of the United States.

 Item 3.  Source and Amount of Funds or Other Consideration.

     1,020,000 Shares were acquired pursuant to a certain Common Stock Purchase Agreement dated on or about August 16, 2002, between the Corporation, Reporting Person and certain other stockholders of the Corporation (the "Agreement"). The $51,000 used to purchase the Shares came from the personal savings of the Reporting Person.

     980,000 Shares were acquired pursuant to a private transaction closing on May 15, 2003, between the Reporting Person and Malahide Investments. The Shares were purchased for $3,000, which came from the personal savings of the Reporting Person, and also non-cash consideration.

     The Reporting Person does not beneficially own any other securities of the Corporation.


Item 4.  Purpose of Transaction.

     The acquisition of the Corporation's securities was made for investment. Depending on market conditions and other factors that the Reporting Person, acting for his own account(s) or as the managing member of RCMJ, LLC, may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now controls or may hereinafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Corporation, the market value of the Shares, the financial condition of the Reporting Person and other relevant factors.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     The Reporting Person has the sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of the (i) 40,000 Shares held by Paine Webber as custodian for the IRA FBO James D. Durham, (ii) 560,000 Shares held by the James D. Durham Living Trust (1997), as amended and
(iii) 200,000 Shares held by RCMJ, LLC, as its managing member.

     The Reporting Person has the shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of the 1,200,000 Shares that are held with his spouse (Sandra J. Durham) as community property. Ms. Durham's address is 455 Market Street, Suite 1220, San Francisco, California 94105-2441. Ms. Durham does not affirm the existence of a "group" by, between or among any of herself, her spouse, Paine Webber as custodian for the IRA FBO James D. Durham, James D. Durham Living Trust (1997), as amended or RCMJ, LLC. Ms. Durham is currently self-employed.

     During the last five years, Ms. Durham has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Ms. Durham was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ms. Durham is a United States citizen.

     The Reporting Person beneficially owns an aggregate of 2,000,000 Shares, representing 18.18% of the outstanding Common Stock of the Corporation. The Reporting Person has the right to acquire a currently undeterminable number of Shares pursuant to the Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Agreement, the Reporting Person has the right to acquire additional Shares in the event the Corporation issues (or may issue) shares of Common Stock in business combinations. The Corporation provides professional services and expertise in heath disciplines that are highly skilled and in short supply. Part of the Corporation's business strategy is to acquire smaller, existing companies that offer such services, but are limited in their ability to grow, attract capital and acquire technology. Such acquisitions may, from time to time, involve the issuance of securities of the Corporation.


Item 7.	 Material to be filed as Exhibits.

     None.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


June 16, 2003	                             /s/ James D. Durham
                                            --------------------------------
                                             James D. Durham, an Individual